UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED

(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are management’s discussion and analysis of financial condition and results of operations and the unaudited consolidated financial statements of Knightsbridge Tankers Limited and its subsidiaries (the “Company”), as of and for the three and nine months ended September 30, 2011 and September 30, 2010.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-175125), which was declared effective on July 27, 2011.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker and dry bulk markets, changes in world wide oil production and consumption and storage, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)

Dated: March 13, 2012	By:	/s/ Ola Lorentzon
Name: Ola Lorentzon
Title: Chairman and Chief Executive Officer

EXHIBIT 1

KNIGHTSBRIDGE TANKERS LIMITED

As used herein, “we,” “us,” “our” and “the Company” all refer to Knightsbridge Tankers Limited and its consolidated subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on March 18, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2011

General

We were incorporated in Bermuda in September 1996 and were originally founded for the purpose of owning and operating an initial fleet of five very large crude carriers, or VLCCs. In December 2007, one of these vessels was sold and we subsequently expanded the scope of our activities and acquired two Capesize newbuilding drybulk vessels in 2009 and two 2010-built Capesize drybulk vessels in 2010. Our shares are listed on the Nasdaq Global Select Market under the symbol “VLCCF.”

Our tankers and drybulk carriers are managed by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly-owned subsidiary of Frontline Ltd., or Frontline, a Bermuda based shipping company whose shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol “FRO,” and by Golden Ocean Management (Bermuda) Ltd., or the Drybulk Manager, a wholly-owned subsidiary of Golden Ocean Group Limited, a Bermuda based drybulk shipping company whose shares are listed on the Oslo Stock Exchange and the Singapore Stock Exchange under the symbol “GOGL.” In addition, the General Manager provides us with general administrative and technical services.

The following table sets forth summary information concerning the vessels we own as of the date of this Form 6-K:

Vessel Name	Vessel Type	Size (DWT)	Year Built	Charter Type	Daily Gross Hire Rate	Earliest Redelivery Date

Tanker Fleet
Titan Venus (ex-Camden)	VLCC	298,000	1995	Bareboat	$32,000 (1)	August 2012 (4)

Mayfair	VLCC	298,000	1995	Bareboat	$32,000 (1)	July 2015

Kensington	VLCC	298,000	1995	Spot	N/A	N/A

Hampstead	VLCC	298,000	1996	Time Charter	$27,050 (2)	April 2012

Drybulk Carrier Fleet

Belgravia	Capesize	170,500	2009	Time Charter	$52,670	August 2014

Battersea	Capesize	170,500	2009	Time Charter	$40,000	June 2014

Golden Future	Capesize	176,000	2010	Time Charter	$31,500	January 2013

Golden Zhejiang	Capesize	176,000	2010	Time Charter	$19,900 (3)	September 2016 (including extensions)

(1) Represents the time charter equivalent rate, or TCE rate, which is a measure of the daily revenue performance of a vessel. Our method of calculating TCE rate for this vessel is determined by adding the estimated drydocking costs and operating expenses to the daily bareboat charter rate.

(2) The daily gross hire rate has been reduced from $37,750 to $27,050 for the period from January 1, 2012 until April 22, 2012, the date when the vessel is scheduled to be re-delivered to us. During this period, we will be compensated by the charterer for any daily vessel earnings above $27,050 up to and including $37,750. In addition, the time charter agreement includes an index-based profit sharing arrangement, pursuant to which the charterer is obligated to pay us on a quarterly basis, in addition to the above daily rate, earnings in excess of $37,750 per vessel per day calculated based on the average of four indices (TD1, TD2, TD3 and TD4) published by the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community.

(3) The daily gross hire rate has been reduced from $29,900 to $19,900 for a period of one year beginning on July 1, 2011. The amount of lost revenues resulting from this reduction will be repaid by the charterers ratably on a daily basis beginning on July 1, 2012 until September 2014. In addition, the amended time charter agreement provides us with two one-year extension options at rates we believe are above current market levels.

(4) The charterer has an option to extend this charter for an additional 30 months.

Results of Operations

Amounts included in the following discussion are derived from our unaudited consolidated financial statements for the three and nine months ended September 30, 2011 and 2010.

Operating revenues

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2011	2010	2011	2010
Time charter revenues	17,248	17,565	54,268	55,855
Bareboat charter revenues	3,358	1,702	9,965	3,345
Voyage charter revenues	5,360	4,477	7,038	15,071
Total operating revenues	25,966	23,744	71,271	74,271

Time charter revenues decreased in the three months ended September 30, 2011 compared to the three months ended September 30, 2010 primarily due to the Kensington, which was on time charter in the third quarter of 2010 but operated in the spot market in the third quarter of 2011. Time charter revenues decreased in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 primarily due to reduced time charter revenues from the Hampstead, Kensington and Mayfair, which were partially offset by time charter revenue from the Golden Future and the Golden Zhejiang. Time charter revenues from the Hampstead and the Kensington decreased due to the absence of profit share in 2011 due to the weaker market. In addition, the Hampstead was off hire during 2011 due to a dry dock and engine repairs and the Kensington was re-delivered from its time charter in May 2011 at which time the vessel commenced trading in the spot market. In connection with the Hampstead engine repairs, we expensed the insurance deductible of $300,000 and recorded a repair cost insurance claim of $900,000 as a receivable in the three months ended June 30, 2011. In addition, we recorded a related loss of hire insurance claim of $1.8 million as income in the same period. This claim was increased by $300,000 and this additional amount was recorded as income in the three months ended September 30, 2011. The time charter for the Mayfair ended in April 2010. The Golden Future and Golden Zhejiang were acquired during the second half of 2010 with existing time charters.

Bareboat revenues in the three and nine months ended September 30, 2010 were attributable to the Titan Venus (ex-Camden), which commenced a 30-month bareboat charter in April 2010. Bareboat revenues in the three and nine months ended September 30, 2011 were attributable to the Titan Venus and the Mayfair, which commenced five year bareboat charters in October 2010.

Voyage charter revenues increased in the three months ended September 30, 2011 compared to the three months ended September 30, 2010 primarily due to improved rates in the third quarter of 2011. Voyage charter revenues decreased in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 primarily due to the Kensington operating in the spot market from May 2011 compared with the Mayfair operating in the spot market until early April 2010 and the Titan Venus (ex-Camden) operating in the spot market from mid-April 2010 until October 2010.

Operating expenses

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2011	2010	2011	2010
Voyage expenses	4,728	3,275	7,826	9,422
Ship operating expenses	4,054	4,261	14,853	12,963
Administrative expenses	973	759	2,586	2,177
Depreciation	5,737	5,079	17,023	13,986
Total operating expenses	15,492	13,374	42,288	38,548

Voyage expenses increased in the three months ended September 30, 2011 compared to the three months ended September 30, 2010 primarily due to the increased bunker costs for the Kensington operating in the spot market. Voyage expenses decreased in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 primarily due to the Kensington operating in the spot market from May 2011 compared with the Mayfair operating in the spot market until early April 2010 and the Titan Venus (ex-Camden) operating in the spot market from mid-April 2010 until October 2010.

Ship operating expenses decreased in the three months ended September 30, 2011 compared to the three months ended September 30, 2010 primarily due to the absence of operating costs for the Mayfair in the third quarter of 2011 following the commencement of a five year bareboat charter in October 2010, which were partially offset by operating costs for the Golden Zhejiang, which was acquired in October 2010. Ship operating expenses increased in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 primarily due to the Hampstead dry dock costs of $2.9 million and operating costs for the Golden Future and Golden Zhejiang, which were partially offset by a decrease in operating costs for the Mayfair, which commenced a five year bareboat charter in October 2010.

Administrative expenses increased in the three and nine months ended September 30, 2011 compared to the three and nine months ended September 30, 2010 primarily due to the increase in management fees for general administrative services provided by the General Manager and restricted stock unit expense, which was not incurred during 2010.

Depreciation increased in the three and nine months ended September 30, 2011 compared to the three and nine months ended September 30, 2010 due to the Golden Future and Golden Zhejiang, which were acquired during the second half of 2010.

Other Income (Expenses)

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2011	2010	2011	2010
Interest income	13	14	45	22
Interest expense	(1,249)	(1,219)	(3,668)	(2,692)
Other financial items	(159)	(293)	(496)	(500)
Net other expenses	(1,395)	(1,498)	(4,119)	(3,170)

Interest income increased in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 primarily due to the higher level of cash balances during 2011 following our underwritten equity offering in October 2010, which resulted in net proceeds to us of $87.6 million.

Interest expense increased in the three and nine months ended September 30, 2011 compared to the three and nine months ended September 30, 2010 primarily due to the increased borrowings following the acquisition of the Golden Future and Golden Zhejiang during the second half of 2010.

The decrease in other financial items in the three months ended September 30, 2011 compared to the three months ended September 30, 2010 is primarily due to the write off in the third quarter of 2010 of the remaining unamortized costs relating to a Royal Bank of Scotland credit facility, which was repaid in that quarter.

Liquidity and Capital Resources

For information concerning our $58.24 million credit facility and our $175 million credit facility, please see note 7 to the unaudited interim consolidated financial statements included herein. During the nine months ended September 30, 2011, we made three scheduled loan repayments in aggregate amount of $2.7 million under our $58.24 million loan facility.

In addition, pursuant to our $58.24 million credit facility and our $175 million credit facility, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full.

We paid dividends of $36.6 million during the nine months ended September 30, 2011.

We were in compliance with all of the financial covenants contained in our loan agreements as of September 30, 2011.

Recent Developments

In November 2011, our board of directors declared a dividend of $0.50 per share which was paid on December 2, 2011 to shareholders of record on November 18, 2011.

In December 2011, our board of directors granted a total of 93,189 restricted stock units, or RSUs, pursuant to our 2010 equity incentive plan, or the Plan, to members of the board of the directors and to our General Manager and our Drybulk Manager. These RSUs vest ratably over three years on the anniversary of the grant date. The RSUs may be paid in cash or common shares upon vesting.

In December 2011, we amended the time charter for the Hampstead to reduce the daily gross hire rate from $37,750 to $27,050 for the period from January 1, 2012 until April 22, 2012, the date when the vessel is scheduled to be re-delivered to us. We will be compensated by the charterer for any daily vessel earnings above $27,050 up to and including $37,750.

In our earnings release for the quarter ended December 31, 2011, we stated that we were in discussions with certain charterers with respect to the payment of outstanding charterhires. These discussions have continued. While our charterhire due has increased since the end of December 2011, we believe, based on advice from our General Manager and our Drybulk Manager, that the outstanding charterhires will be paid in full. However, there can be no assurance that the outstanding charterhires will be paid in full. In addition, these discussions may result in changes to the terms of charters, including a reduction in future charterhire rates.

Based upon our results for the quarter ended December 31, 2011, our board of directors declared a dividend of $0.50 per share which was paid on March 8, 2012 to shareholders of record on February 23, 2012.

On December 29, 2010, our board of directors granted an aggregate of 59,143 RSUs pursuant to the Plan to our directors and to our General Manager and our Drybulk Manager. We plan to issue 11,301 common shares and pay $154,102 in cash to members of our board of the directors and to our General Manager and our Drybulk Manager in settlement of the 19,714 RSUs that vested on December 29, 2011.

On March 12, 2012, we issued a press release announcing that Sanko Steamship Co., Ltd., or Sanko, has requested that we agree to a deferral in payments of charterhire in respect of the Battersea. Sanko has also distributed a press release stating that it intends to meet all financial obligations and to restructure and strengthen its balance sheet. We have the Capesize vessel Battersea on charter to Sanko at $39,500 per day net, through at least June 26, 2014. We have received all hire through March 10, 2012 in full, and had as of that date no outstanding hire due from Sanko. We have received partial payment of the next 15 days’ hire. Our management will endeavor to protect the value of the charter contract with Sanko.

Knightsbridge Tankers Limited

Consolidated Statements of Operations for the three and nine months ended September 30, 2011 and 2010

(Unaudited)

(in thousands of $, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Operating revenues
Time charter revenues	17,248	17,565	54,268	55,855
Bareboat revenues	3,358	1,702	9,965	3,345
Voyage charter revenues	5,360	4,477	7,038	15,071
Total operating revenues	25,966	23,744	71,271	74,271
Operating expenses
Voyage expenses	4,728	3,275	7,826	9,422
Ship operating expenses	4,054	4,261	14,853	12,963
Administrative expenses	973	759	2,586	2,177
Depreciation	5,737	5,079	17,023	13,986
Total operating expenses	15,492	13,374	42,288	38,548
Net operating income	10,474	10,370	28,983	35,723
Other income (expenses)
Interest income	13	14	45	22
Interest expense	(1,249)	(1,219)	(3,668)	(2,692)
Other financial items	(159)	(293)	(496)	(500)
Net other expenses	(1,395)	(1,498)	(4,119)	(3,170)
Net income	9,079	8,872	24,864	32,553

Per share information:

Earnings per share: basic and diluted	$0.37	$0.48	$1.02	$1.86

Cash dividends per share declared	$0.50	$0.50	$1.50	$1.20

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited

Balance Sheets as of September 30, 2011 and December 31, 2010

(Unaudited)

(in thousands of $)

	September 30, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	49,362	56,771
Restricted cash	15,000	15,000
Trade accounts receivable, net	5,689	2,008
Related party receivables	-	69
Other receivables	4,382	1,189
Inventories	3,021	1,492
Voyage in progress	1,455	-
Prepaid expenses and accrued income	2,173	1,399

Total current assets	81,082	77,928
Vessels, net	442,010	459,032
Deferred charges	2,265	2,629
Other long term assets	1,671	2,364

Total assets	527,028	541,953

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	3,600	3,600
Trade accounts payable	1,723	3,867
Accrued expenses	4,907	3,514
Other current liabilities	1,468	1,331

Total current liabilities	11,698	12,312
Long-term liabilities
Long-term debt	151,040	153,740

Total liabilities	162,738	166,052

Equity
Share capital (24,425,699 shares outstanding, par value $0.01)	244	244
Additional paid in capital	131,190	131,026
Contributed capital surplus	179,019	179,019
Retained earnings	53,837	65,612

Equity	364,290	375,901

Total liabilities and equity	527,028	541,953

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited

Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010

(Unaudited)

(in thousands of $)

	Nine months Ended September 30,
	2011	2010

Net income	24,864	32,553
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,023	13,986
Amortization of deferred charges	444	425
Restricted stock unit expense	164	-
Other, net	632	-
Changes in operating assets and liabilities:
Trade accounts receivable, net	(3,681)	3,159
Related party receivables	69	363
Other receivables	(3,193)	(569)
Inventories	(1,529)	484
Voyage in progress	(1,455)	842

Prepaid expenses and accrued income	(715)	(474)
Trade accounts payable	(2,144)	409
Accrued expenses	1,393	(1,560)
Other current liabilities	137	(47)
Net cash provided by operating activities	32,009	49,571
Investing activities
Change in restricted cash	-	(5,000)
Additions to newbuildings	-	(3,600)
Purchase of vessels	-	(47,000)
Net cash used in investing activities	-	(55,600)
Financing activities
Repayment of long-term debt	(2,700)	(64,230)
Proceeds from long-term debt	-	105,740
Debt fees paid	(79)	(1,140)
Dividends paid	(36,639)	(21,252)
Net cash (used in) provided by financing activities	(39,418)	19,118
Net (decrease) increase in cash and cash equivalents	(7,409)	13,089
Cash and cash equivalents at beginning of period	56,771	7,964
Cash and cash equivalents at end of period	49,362	21,053

Supplemental disclosure of cash flow information:
Interest paid	3,221	1,983

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited

Consolidated Statements of Changes in Equity for the nine months ended September 30, 2011 and the year ended December 31, 2010

(Unaudited)

(in thousands of $, except number of shares)

	Nine months ended September 30,	Fiscal Year ended December 31,
	2011	2010

Number of shares outstanding
Balance at beginning of period	24,425,699	17,100,000
Shares issued	-	7,325,699
Balance at end of period	24,425,699	24,425,699

Share capital
Balance at beginning of period	244	171
Shares issued	-	73
Balance at end of period	244	244

Additional paid in capital
Balance at beginning of period	131,026	-
Shares issued	-	131,026
Restricted stock unit expense	164	-
Balance at end of period	131,190	131,026

Contributed capital surplus
Balance at beginning and end of period	179,019	179,019

Retained earnings
Balance at beginning of period	65,612	60,520
Net income	24,864	38,557
Dividends paid	(36,639)	(33,465)
Balance at end of period	53,837	65,612
Total equity	364,290	375,901

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited

Notes to the Unaudited Consolidated Financial Statements

1.  Basis of Preparation

The unaudited consolidated financial statements for Knightsbridge Tankers Limited and its subsidiaries (the “Company”) have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on March 18, 2011.

Voyages in progress represent the estimated voyage revenues and expenses, which have accrued at the balance sheet date based on a straight line allocation of those voyage revenues and expenses over the estimated length of each voyage.

2.  Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs”. In general, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurement”. At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company’s disclosures or consolidated financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income” in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company’s financial statements, but is not expected to have a material impact on the Company’s disclosures or consolidated financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issuance by the FASB in December 2011 of ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. Its adoption is not expected to have a material impact on the Company’s disclosures or consolidated financial position, results of operations, and cash flows.

Knightsbridge Tankers Limited

Notes to the Unaudited Consolidated Financial Statements (continued)

2.  Recently Issued Accounting Pronouncements (continued)

In December 2011, the FASB issued ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company’s disclosures.

3.  Earnings per Share

The computation of basic and diluted earnings per share is based on net income and the weighted average number of shares outstanding for the three and nine months ended September 30, 2011 was 24,425,699. The weighted average number of shares outstanding for the three and nine months ended September 30, 2010 was 18,325,735 and 17,513,068, respectively. Restricted stock units, which were granted on December 29, 2010, did not have a dilutive effect in 2011 and 2010.

4.  Leases

The minimum contracted future revenues to be received on time and bareboat charters, which are accounted for as operating leases, as of September 30, 2011 are as follows:

Year ending September 30, (in thousands of $)
2012	74,665
2013	54,616
2014	45,513
2015	5,256
2016	-
Thereafter	-

Total minimum contracted future lease revenues	180,050

The cost and accumulated depreciation of vessels leased to third parties at September 30, 2011 was $569.9 million and $166.5 million, respectively, and at December 31, 2010 was $657.9 million and $198.9 million, respectively.

5.  Trade Accounts Receivable, Net

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million (2010: $0.2 million).

Knightsbridge Tankers Limited

Notes to the Unaudited Consolidated Financial Statements (continued)

6.  Vessels

(in thousands of $)	September 30, 2011	December 31, 2010
Cost	657,890	657,890
Accumulated depreciation	(215,880)	(198,858)

	442,010	459,032

7.  Debt

(in thousands of $)	September 30, 2011	December 31, 2010
U.S. dollar denominated floating rate debt;
- $58.24 Million Loan	54,640	57,340
- $175 Million Loan	100,000	100,000

Total debt	154,640	157,340
Less: Current Portion	(3,600)	(3,600)

	151,040	153,740

The average interest rate for the floating rate debt was 3.68% for the nine months ended September 30, 2011 (year ended December 31, 2010: 2.68%).

$58.24 Million Loan

In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each in respect of the VLCC vessels in the fleet. The loan is repayable in June 2015. The loan bears interest at LIBOR plus a margin.

$175 Million Loan

In December 2010, the Company refinanced the $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million each in respect of the Capesize vessels and a revolving debt facility of $75 million. The loan is repayable in May 2015. The loan bears interest at LIBOR plus a margin.

The Company’s loan agreements contain loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. The Company was in compliance with all of the financial covenants contained in the Company’s loan agreements as of September 30, 2011.

Knightsbridge Tankers Limited

Notes to the Unaudited Consolidated Financial Statements (continued)

8.  Share Capital

(in thousands of $)	September 30, 2011	December 31, 2010
24,425,699 ordinary shares issued and outstanding of $0.01 each	244	244

The 2011 Annual General Meeting was held on September 23, 2011 at which the authorized share capital was increased from $350,000 divided into 35 million common shares of $0.01 par value each to $500,000 divided into 50 million common shares of $0.01 par value each.

9.  Financial Instruments

Interest rate risk management

The Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at September 30, 2011, the Company was not a party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk

The majority of the Company’s transactions, assets and liabilities are denominated in United States dollars, which is the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company’s cash flows.

Fair values

The carrying value and estimated fair value of the Company’s financial instruments are as follows:

	September 30, 2011	September 30, 2011	December 31, 2010	December 31, 2010
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	49,362	49,362	56,771	56,771
Restricted cash	15,000	15,000	15,000	15,000
Floating rate debt	154,640	154,640	157,340	157,340

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value of the floating rate debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Knightsbridge Tankers Limited

Notes to the Unaudited Consolidated Financial Statements (continued)

9.  Financial Instruments (continued)

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, The Royal Bank of Scotland plc, DnB NOR and Nordea Bank Norge ASA. The Company does not require collateral or other security to support financial instruments subject to credit risk.

10.  Related Party Transactions

Management fees of $0.5 million, which represents a commission of 1.25% of gross freight earned by the drybulk carriers, were invoiced by Golden Ocean Management (Bermuda) Ltd. (the “Drybulk Manager”), a wholly-owned subsidiary of Golden Ocean Group Limited and paid by the Company during the nine months ended September 30, 2011. Management fees of $0.3 million were invoiced by the Drybulk Manager and paid by the Company during the nine months ended September 30, 2010. At December 31, 2010, $69,000 was due from the Drybulk Manager.

11.  Subsequent Events

On November 7, 2011, the Board of Directors declared a dividend of $0.50 per share. The record date for the dividend was November 18, 2011, the ex dividend date was November 16, 2011 and the dividend was paid on December 2, 2011.

On December 22, 2011, the Board of Directors granted a total of 93,189 restricted stock units (“RSUs”) pursuant to the 2010 Equity Plan to members of the Board of the Directors and the two management companies. These RSUs will vest rateably over three years at a rate of one third of the number of RSUs granted on each anniversary of the date of grant.

On January 9, 2012, the Company announced an amendment to the time charter with Frontline Ltd. for the Hampstead. The time charter hire has been reduced from $37,750 per day to $27,050 per day for the remaining period of the charter commencing January 1, 2012. The expected redelivery date is April 22, 2012. The Company will be compensated if actual earnings exceed the new rate up to and including the original rate.

On February 7, 2012, the Board of Directors declared a dividend of $0.50 per share. The record date for the dividend is February 23, 2012, the ex dividend date is February 21, 2012 and the dividend was paid on March 8, 2012.

On March 12, 2012, the Company issued a press release announcing that Sanko Steamship Co., Ltd. (“Sanko”) has requested that the Company agree to a deferral in payments of charterhire in respect of the Battersea. Sanko has also distributed a press release stating that it intends to meet all financial obligations and to restructure and strengthen its balance sheet. The Company has the Capesize vessel Battersea on charter to Sanko at $39,500 per day net, through at least June 26, 2014. The Company has received all hire through March 10, 2012 in full, and had as of that date no outstanding hire due from Sanko. The Company has received partial payment of the next 15 days’ hire. The Company’s management will endeavor to protect the value of the charter contract with Sanko.